SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-SB/A

Amendment No.2

REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUER

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

FOODVISION.COM, INC.

(Name of small business issuer in its charter)

Delaware	58-246-6626
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2152 NW Parkway, Suite K, Marietta, Georgia	30067
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (770) 937-0960

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.001

(Title of class)

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Certain statements in this General Form For Registration Of Securities Of Small Business Issuer on Form 10-SB, particularly under this Item 2, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. The words "believe", "expect", "anticipate", "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made.

Plan of Operation

During fiscal 2000, the Company will need to raise substantial capital in order to implement its business plan. With regard to the Company's Restaurant division, the Company is in the process of converting its former Roasters location in Decatur, Georgia to the Dirty Bird Cafe format, and plans to convert its other two former Roasters restaurants to the Dirty Bird Cafe format by September 2000. The total cost of the conversion should be about $400,000. The Company will need to raise capital in order to finance that conversion, as well as operational losses at the former Roasters restaurants until the conversion is effective.

The Company also projects it will need around $1.5 million in capital to develop the Internet division during fiscal 2000. Most of that capital will be used to finance marketing costs, including the Company's obligations under its co-branding agreement with CNN, and the development of additional co-branding arrangements.

In 1998 and 1999, the Company has satisfied its liquidity and capital needs by offerings under SEC Rule 504. However, the Company will not be able to rely upon offerings under SEC Rule 504 in the immediate future. First, if the Company's registration statement on Form 10-SB is approved by the SEC, it will not be eligible to issue securities in reliance upon SEC Rule 504. Second, even if the Company were eligible to use to SEC Rule 504, an issuer may only issue up to $1 million in securities in reliance on the rule in any twelve month period. Because of the issuance of securities in the past year, the Company has a very limited ability to issue securities in reliance on SEC Rule 504 in the immediate future.

Because the Company's traditional sources of financing are unavailable to it, the Company has been actively exploring alternative sources of financing. In that regard, the Company has recently entered into a Subscription Agreement dated November 8, 1999 to raise $7.5 million by issuing a new series of convertible preferred stock to an institutional investor. The investment would be made in three monthly tranches of $1.5 million, $2.5 million and $3.5 million. The preferred stock will yield an annual dividend of 8%, payable quarterly, and will be convertible into common stock of the Company at a conversion price equal to the 80% of the previous day's closing price, subject to a minimum conversion price of $0.50 per share. The first tranche of the investment is currently scheduled to close in late-January, 2000. However, there is no assurance that the institutional investor will make the investment.

In addition, the Company has engaged a financial advisor to assist the Company in locating and meeting with venture capital investors for the Internet industry. The Company is currently meeting with potential investors. However, there is no assurance that any such venture capital investment can be consummated or that it can be consummated within the time frames required by the Company's business plan.

Among the other options currently being considered to raise capital for the Internet division is the spinoff of the Internet division to the Company's existing shareholders or the sale of a minority interest in the Internet division to venture capital investors, followed by a subsequent spinoff of the Internet division. The Company is considering a separation of the Internet division from the Restaurant division because feedback from the investment community indicates that the presence of the Restaurant division is a hindrance to raising capital for the Internet division. The Company believes that the Internet division has the potential for a greater return on investment and has greater investor interest than the Restaurant division. Separating the Internet division from the Restaurant division would enable management to focus both capital and management attention in the Internet division.

The Company is also considering a sale of some or all of the restaurants in the Restaurant division, in which event the proceeds would be reinvested in the Internet division. The Company intends to market the Dirty Bird Cafe concept after the three former Roasters restaurants have been converted to the Dirty Bird Cafe format. The Company believes that the value of the Dirty Bird Cafe concept will be maximized after the former Roasters have been converted to the Dirty Bird Cafe format when the chain can begin generating economies of scale in marketing and management. However, if the Company's other capital raising efforts do not prove successful, the Company may be forced to market the Dirty Bird Cafe chain prior to the completion of the conversion.

Results of Operations for the year ended December 31, 1998

For the fiscal year ended December 31, 1998, the Company reported revenues of $2,058,106, and a net loss from operations of ($645,424). The Company's net loss was attributable to high labor costs resulting from the tight labor market in the Atlanta area, the failure of the franchisor for the Company's Roasters restaurants, costs incurred to develop the Company's proprietary restaurant concept, and costs incurred to open new restaurants in Powder Springs, Georgia, and Stone Mountain, Georgia. Furthermore, the Company's Stone Mountain, Georgia location experienced significant operating losses from the date of its opening, and was closed in early 1999. In addition, the added expense of being part of a publicly held company resulted in higher general and administrative expenses in the second half of 1998.

The Company's former Roasters restaurants constituted the majority of its operations in 1998, and experienced operating losses for two reasons. First, as noted above, the franchisor for the Company's former Roasters locations filed for bankruptcy. The loss of marketing support from the franchisor caused the Company's sales at its Roasters locations to decline significantly. In addition, the loss of system-wide supply contracts caused the Company's cost of sales to increase at those locations. Second, all restaurants in the roasted chicken segment of the restaurant industry experienced declining sales due to lower consumer interest in the roasted chicken concept. The Company's largest competitor in the roasted chicken segment, Boston Market, Inc., has filed for bankruptcy. In addition, a local competitor in the roasted chicken segment, Tanner's Restaurant Group, Inc., has also reported lower sales and significant operational losses in its SEC filings.

Because of declining consumer interest in roasted chicken restaurants, the Company decided in late 1998 to develop its own proprietary restaurant concept to replace its existing Roasters restaurants. The Company originally developed a concept known as "Amigos Sports Cantina" for a new location in Stone Mountain, Georgia. However, that location proved unprofitable, and costs associated with the development of that concept and the losses at that restaurant had a material adverse effect on operating results in 1998. The Company has subsequently developed another concept -- the Dirty Bird Cafe -- which has proven to be viable, and therefore the Company has decided to convert the former Roasters restaurants to that concept instead.

Operating results in 1998 were also adversely affected by holding and development costs associated with the Company's Dirty Bird Cafe restaurant in Powder Springs, Georgia. That location was leased in the first half of 1998, but the location was not opened until June 1999.

The Company's Grandma Lee's restaurant, Hillbilly Shack Saloon and two Dirty Bird Cafe restaurants are all operating at a breakeven level or better. However, the Company's two former Roasters restaurants and its Internet division are operating at a loss. The Company expects the former Roasters restaurants will operate at a loss until they are converted into the Dirty Bird Cafe format.

Results of Operations for the Nine Months ended September 30, 1999

For the period ended September 30, 1999, the Company reported revenues of $1,304,650, as compared to revenues of $1,525,293 for the same period in 1998. The decline in revenues was principally due to continued decline at the Company's former Roasters restaurants, offset by the addition of a new Dirty Bird Cafe restaurant which opened in July 1999. Revenues in 1999 for the Company's Grandma Lee's and Hillbilly Shack's operations reflected an inflationary increase over the same period for 1998.

During the nine months ended September 30, 1999, the Company reported a net loss of ($918,971), as compared to a net loss of ($177,235) for the same period in 1998. The Company's increased net loss was the result the continued deterioration of operations at its former Roasters restaurants, startup costs associated with two new Dirty Bird Cafe restaurants which the Company opened in July 1999 and October 1999, and costs associated with the formation of the Company's Internet division.

Expenses increased during the first 9 months by 30.6% over the same period in 1998. The primary cause of this increase relates to the development cost of the Dirty Bird Cafe's and the Internet division. These development costs are non-capitalized expenses such as labor and start-up costs. The majority of these expenses, $342,000, came from general and administrative costs relating to the Internet division start-up. The balance of these expenses, $106,672, resulted from inefficiencies of food and labor costs of the Dirty Bird Cafe's during the first three months of operations of those restaurants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Issuances under Rule 504

In February 1998, the Company issued 1,000,000 shares of common stock to a foreign company for stated consideration of $50,000 under Rule 504. Current management of the Company is not aware of the facts relied upon by the Company for the issuance of those shares of common stock.

In June 1998, the Company issued 1,000,000 shares of common stock to a foreign company for stated consideration of $100,000 under Rule 504. Current management of the Company is not aware of the facts relied upon by the Company for the issuance of those shares of common stock.

In July 1998, the Company's board of directors approved the issuance of 100,000 shares of common stock under Rule 504 in settlement of a loan of $81,051. The loan was held by a relative of a consultant to the Company under prior management. The shares were issued, but not delivered, because the Company had credible information that the purchaser, or her relative, had possession of books and records belonging to the Company for the period prior to date of the Company's reverse acquisition of Investco. The Company believed the issuance of the shares qualified for an exemption under Rule 504 because the Company, at the time of issuance, was not subject to the reporting requirements of sections 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), was not an investment company, and was not a development stage company with no specific business plan or purpose, but was operating a bona fide business, and because the Company had issued less than $1,000,000 in securities during the previous year in reliance on Rule 504, any exemption provided by section 3(b) of the Securities Act of 1933 (the "Act") or in violation of section 5(a) of the Act within the past year.

In July 1998, the Company approved the issuance of 50,000 shares of common stock under Rule 504 as payment for legal services valued at $25,000. Only 30,000 shares of common stock were actually issued pursuant to this transaction, and the Company and the recipient mutually agreed to cancel the balance of the agreement. The Company believed the issuance of the securities qualified for an exemption under Rule 504 because the Company, at the time of issuance, was not subject to the reporting requirements of sections 13 or 15(d) of the Exchange Act, was not an investment company, and was not a development stage company with no specific business plan or purpose, but was operating a bona fide business, and because the Company had issued less than $1,000,000 in securities during the previous year in reliance on Rule 504, any exemption provided by section 3(b) of the Act or in violation of section 5(a) of the Act within the past year.

The Company raised capital pursuant to the following issuances of securities under Rule 504. In each case, the Company believed the issuance of the securities qualified for an exemption under Rule 504 because the Company, at the time of issuance, was not subject to the reporting requirements of sections 13 or 15(d) of the Exchange Act, was not an investment company, and was not a development stage company with no specific business plan or purpose, but was operating a bona fide business, and because the Company had issued less than $1,000,000 in securities during the previous year in reliance on Rule 504, any exemption provided by section 3(b) of the Act or in violation of section 5(a) of the Act within the past year.

  In September 1998, the Company issued its 3% Series A Senior Subordinated Convertible Redeemable Debenture in the amount of $100,000 with interest only due in monthly installments through October 26, 1999, at which time a final payment of unpaid principal is due. The Debenture bore interest at 3% per annum. The debenture was convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures have been fully converted into 5,402 shares of the Company's common stock.
  In November 1998, the Company issued its 3% Series B Senior Subordinated Convertible Redeemable Debenture in the amount of $100,000 with interest only due in monthly installments through November 18, 1999, at which time a final payment of unpaid principal is due. The Debenture bore interest at 3% per annum. The debenture was convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures have been fully converted into 136,752 shares of the Company's common stock.
  In October 1998, the Company issued its 6% Convertible Note in the amount of $150,000 with interest only due in monthly installments through October 1, 2001, at which time a final payment of unpaid principal is due. The Debenture bore interest at 6% per annum. The debenture was convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures have been fully converted into 11,505 shares of the Company's common stock.
  In November 1998, the Company issued its 6% Convertible Note in the amount of $100,000 with interest only due in monthly installments through October 1, 2001, at which time a final payment of unpaid principal is due. The Debenture bore interest at 6% per annum. The debenture was convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures have been fully converted into 21,976 shares of the Company's common stock.
  On November 5, 1998, the Company issued 2,500 shares of common for $25,000 to a foreign corporation under Rule 504.
  On February 4, 1999, the Company issued 1,000,000 shares of common stock for $50,000 to a foreign corporation under Rule 504.
  On February 26, 1999, the Company issued 500,000 shares of common stock for $25,000 to a foreign corporation under Rule 504.
  On March 4, 1999, the Company issued 500,000 shares of common stock for $25,000 to a foreign corporation under Rule 504.
  On March 30, 1999, the Company entered into a subscription agreement for the issuance of 500,000 shares of common stock at $1 per share to a foreign corporation under Rule 504. The purchaser paid $45,000 in cash upon execution of the agreement and executed a promissory note for $455,000 for the balance of the purchase price. The promissory note was secured by 455,000 of the shares. The purchaser paid $55,000 on the promissory note, but defaulted on the balance of the promissory note. As a result of the purchaser's default, the Company foreclosed on the balance shares.

The Company raised capital pursuant to the following issuances of securities under Rule 506. In each case, the Company believed the issuance of the securities qualified for an exemption under Rule 506 because the shares were issued to less than 35 persons, the purchasers were accredited investors, the purchasers were not located by any form of general solicitation or advertisement, and the securities contained a restrictive legend.

  On June 9, 1999, the Company issued its 3% Series C Senior Subordinated Convertible Redeemable Debentures in the amount of $250,000 with interest only due in monthly installments through June 9, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were subsequently fully converted into 858,432 shares of the Company's common stock. The debenture was issued to a Texas accredited investor.
  On July 19, 1999, the Company issued 3% Series D Senior Subordinated Convertible Redeemable Debentures in the amount of $200,000 with interest only due in monthly installments of interest through July 19, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were subsequently fully converted into 595,587 shares of the Company's common stock with the final conversion on October 13, 1999. The debenture was issued to a Texas accredited investor.
  On September 6, 1999, the Company issued 3% Series E Senior Subordinated Convertible Redeemable Debentures in the amount of $100,000 with interest only due in monthly installments through September 6, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were fully converted into 242,429 shares of the Company's common stock on October 14, 1999.
  On September 21, 1999, the Company issued its 3% Series F Senior Subordinated Convertible Redeemable Debentures to three subscribers, each in the amount of $100,000, with interest at 3% per annum only due in monthly installments of interest through September 21, 2001, at which time a final payment of unpaid principal is due. Each debenture was convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. Each debenture was issued to a Texas accredited investor.

The Company issued the following shares of common stock under Rule 504(b)(1)(iii), as amended on April 6, 1999, upon conversion of the Series C, D and F Senior Subordinated Convertible Debentures. In each case, the Company believed the issuance of the shares complied with Rule 504(b)(1)(iii) because the Company, at the time of issuance, was not subject to the reporting requirements of sections 13 or 15(d) of the Exchange Act, was not an investment company, and was not a development stage company with no specific business plan or purpose, but was operating a bona fide business, because the Company had issued less than $1,000,000 in securities during the previous year in reliance on Rule 504, any exemption provided by section 3(b) of the Act or in violation of section 5(a) of the Act within the past year, and because the shares were issued to a Texas accredited investor pursuant to Section 139.19 of the Texas Blue Sky Regulations, which provides an exemption which allows the use of general advertising or solicitation, provided the solicitation or advertising is directed solely to accredited investors.

  The Series C Debenture was fully converted into 858,432 shares of common stock.
  The Series D Debenture was fully converted into 595,587 shares of common stock.
  The Series E Debenture was fully converted into 242,429 shares of common stock.
  One Series F Debenture, representing a principal amount of $100,000, was fully converted into 135,881 shares of the Company's common stock in October 1999. The balance of Series F Debentures were each modified by an agreement dated November 8, 1999 to change the conversion price to $0.20 per share, and on November 24, 1999 each was converted into 500,000 shares of common stock.

Employee Stock Option Plan and Other Employee Securities

On January 22, 1999, the Company's Board of Directors approved the adoption of an Employee Stock Option Plan (the "Plan"). The total number of shares of the Company's common stock subject to the Plan shall not exceed 500,000 shares. Options may be granted pursuant to the Plan to directors, corporate officers, employees, and managers of the principal sales, administrative, legal, and staff departments of the Company and its subsidiaries. No option may be granted under the Plan after January 15, 2009, and no option may be granted under the Plan to an employee who immediately after such option is granted owns stock possessing more than 5% of the total combined voting power or value of all classes of stock of the Company. The purchase price per share of common stock purchasable under options granted pursuant to the Plan shall not be less than 100% of fair market value of the common stock at the time the stock is granted. No option granted pursuant to the Plan shall be exercisable after the expiration of ten years from the date the option is first granted.

Stock options were granted under the Plan to an employee on January 22, 1999, to purchase 25,000 shares of common stock at $0.75 per share, and 25,000 options per year for the next three years, each with an exercise price of $0.75 per share.

On August 20, 1999, stock options were granted under the Plan to an employee to purchase 15,000 shares of common stock at $0.4375 per share, and 15,000 options per year for the next four years, each with an exercise price of $0.4375 per share.

On August 31, 1999, the Company granted stock warrants to a managerial employee of the Company to purchase 200,000 shares of common stock with an exercise price of $0.375 per share, which is equal to the closing bid price for the Company's common stock on that date. The warrants are exercisable at any time until five years from the date of issuance. The warrants provide that any shares issuable upon their exercise will be restricted stock. The warrants were not issued under the Plan.

The options and warrants described above were issued in reliance on the exemption provided by Section 4(2) of the Act and Rule 701. None of the options or warrants have been exercised.

Securities Issued to Messrs. Smith and Kalra

On July 14, 1998, the Company effected a reverse acquisition by acquiring all of the issued and outstanding stock of Investco for 182,100 restricted shares of the Company's common stock, all of which was issued to Messrs. Smith and Kalra. The shares were issued in reliance on the exemption from registration provided by Rule 506 under Regulation D. The Company believed the issuance of the securities qualified for an exemption under Rule 506 because the shares were issued to less than 35 persons, the purchasers were provided with information of the type required by Rule 502(b), the purchasers were not located by any form of general solicitation or advertisement, and steps were taken to insure that the purchasers were not underwriters pursuant to Rule 502(d).

On January 29, 1999, the Company issued 3,000,000 shares of common stock to each of Messrs. Smith and Kalra as an employee incentive. The shares are forfeitable in the event the shareholders voluntarily terminate their employment with the Company or are terminated for cause by the Company at any time within two years after the date of issuance of the shares. The common stock was issued as restricted stock in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Rule 701.

On January 22, 1999, the Company granted stock warrants to purchase 800,000 shares of common stock to Messrs. Smith and Kalra with an exercise price of $0.75 per share, which is equal to the closing bid price for the Company's common stock on that date. The warrants are exercisable at any time until five years from the date of issuance. The warrants were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Rule 701, and provide that any shares issuable upon their exercise will be restricted stock.

On July 8, 1999, the Company granted stock warrants to purchase 2,000,000 shares of common stock to Messrs. Smith and Kalra with an exercise price of $0.4375 per share, which is equal to the closing bid price for the Company's common stock on that date. The warrants are exercisable at any time until five years from the date of issuance. The warrants were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Rule 701, and provide that any shares issuable upon their exercise will be restricted stock.

On August 4, 1999, the Company granted stock warrants to purchase 10,000,000 shares of common stock to Messrs. Smith and Kalra with an exercise price of $0.4375 per share, which is equal to the closing bid price for the Company's common stock on that date. The warrants are exercisable at any time until five years from the date of issuance. The warrants were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Rule 701, and provide that any shares issuable upon their exercise will be restricted stock.

Messrs. Smith and Kalra have not disposed of any shares issued to them, nor have they exercised any of the warrants issued to them.

Miscellaneous Securities

By an agreement dated July 25, 1998, the Company issued 9,000 shares of common stock to a Canadian corporation, of which 304 shares were issued to satisfy a note obligation of an officer and director of the Company; 1,136 shares were issued in payment of debt assumed to acquire franchise agreements; and 7,560 shares to purchase franchise agreements valued at $378,000. The shares were issued in reliance on an exemption from registration provided by Regulation S. The Company believed the issuance of the securities complied with Regulation S because the purchaser was not a U.S. person, the Company imposed offering restrictions, and because the securities were issued as restricted securities.

On August 16, 1999, the Company granted stock warrants to purchase 50,000 shares of the Company common stock at an exercise price of $0.41 per share. The warrants are exercisable until August 16, 2000. The warrants were issued in reliance on the exemption provided by Section 4(2) of the Act to a person with whom the Company had a preexisting business relationship, and provide that any shares issuable upon their exercise will be restricted stock. The holder of the warrant has not exercised any portion thereof.

On June 25, 1999, the Company issued 400,000 shares of restricted common stock to a foreign corporation in consideration for agreeing to amend its consulting agreement with the Company. The common stock was issued in reliance on the exemption provided by Section 4(2) of the Act to a person with whom the Company had a preexisting relationship.

On April 15, 1999, the Company granted stock warrants for the purchase of 10,000 shares of the Company's common stock at an exercise price of $.80 per share. The warrants are exercisable until October 15, 2000. The warrants were issued in reliance on the exemption provided by Section 4(2) of the Act to a person with whom the Company had a preexisting business relationship, and provide that any shares issuable upon their exercise will be restricted stock. The holder of the warrant has not exercised any portion thereof.

On November 3, 1999, the Company issued 165,000 shares each to two entities who performed advisory and finders fee services to the Company in connection with its offerings under Rule 504. The shares were issued in reliance on the exemption provided by Section 4(2) of the Act to persons with whom the Company had a preexisting business relationship. In each case, 100,000 of the shares were issued as restricted stock and the balance of the shares were issued as unrestricted stock.

On December 20, 1999, the Company issued 200,000 shares of Common Stock for $10,000 to an individual, accredited investor pursuant to Rule 504.

The Company entered into a subscription agreement on November 8, 1999, with Complete Development International, Inc. for the private placement of 750,000 shares of Series A Preferred Stock at $10 per share. Each share shall be convertible into ten shares of common stock. If the price of the common shares of the Company is below $1.00 per share at the conversion date, then the conversion price will equal the previous day's closing price less 20% subject to a minimum conversion price of $0.50 per share. The preferred stock will yield an annual dividend rate of 8% cumulative, payable quarterly

PART F/S

Attached hereto as Exhibits A, B, and C, respectively, are the following financial statements:

  Audited Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Changes in Stockholder's Equity for the Company for the fiscal year ended December 31, 1998, and the fiscal years ended December 31, 1997 and 1998.
  Audited Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Changes in Stockholder's Equity for Sunmark Industries I, Inc. for the fiscal year ended December 31, 1997.
  Unaudited Balance Sheet, Consolidated Statement of Operations, and Consolidated Statement of Cash Flows for the period ended September 30, 1999.

As noted herein, on December 7, 1999, Investco acquired four restaurants by foreclosure. Prior to the acquisition of the restaurants, Investco had not conducted active operations, and had minimal assets. Therefore, Investco's acquisition of the restaurants was a significant acquisition for Investco. Investco has accounted for the acquisition of the restaurants under the purchase method of accounting, and therefore has only included the accounts of the restaurants in its financial statements from the date of their acquisition, or December 7, 1997.

The Company has made inquiries of the prior owner of the restaurants to determine whether the records and documents for the restaurants prior to December 7, 1997 are available, and do not believe that such records are available. Even if the records and documents could be located, the management personnel who maintained the records and operated the entities are not available to answer questions and provide the necessary management representations for an audit. Therefore, pursuant to Rule 12b-21 under the Securities Exchange Act of 1934, the Company has not included audited financial statements for the restaurants for the period prior to December 7, 1997 because the records and documents necessary to obtain such an audit are not available and, even if they could be located, it would take an unreasonable amount of expense and effort to obtain audited financial statements therefrom.

PART III

ITEMS 1 AND 2. INDEX AND DESCRIPTION OF EXHIBITS.

Exhibit No.	Description
3.1	Bylaws (1)
4.1	Articles of Incorporation of Heavenly Slender Sweets, Inc.(1)
4.2	Certificate of Amendment dated March 2, 1994(1)
4.3	Certificate of Amendment dated June 14, 1994(1)
4.4	Certificate of Amendment dated June 23, 1994(1)
4.5	Certificate of Amendment dated May 12, 1998(1)
4.6	Certificate of Amendment dated June 18, 1999(1)
4.7	Specimen Stock Certificate (1)
10.1	License and Co-Branding Agreement between Foodvision, Inc. and CNN Interactive, a division of Cable News Network LP, LLLP dated September 1, 1999(2)
11	Statement re: computation of earnings per share(1)(3)
16	Letter from William Butcher, P.C.(1)
22	Subsidiaries of the Registrant (4)
23.1	Consent letter of HLB Gross Collins, P.C.
23.2	Consent letter of William Butcher, P.C.
27.1	Financial Data Schedule for the year ended December 31, 1998(1)
27.2	Financial Data Schedule for the period ended September 30, 1999

(1) Incorporated by reference from the Form 10-SB filed by the Company on December 20, 1999

(2) Filed separately with the U.S. Securities and Exchange Commission pursuant to 17 C.F.R. Section 240.24b-2.

(3) The information required by this Exhibit can be determined from the Financial Statements included in Part F/S.

(4) Incorporated by reference from the Form 10-SB/A filed by the Company on December 30, 1999.

(5) The consent of William Butcher, P.C. is included in Exhibit 16 located herein.

SIGNATURES

In accordance with Section 13 of 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FOODVISION.COM, INC.
Dated: January 28, 2000	/s/ Paul R. Smith By: Paul R. Smith, Chairman, CEO and President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: January 28, 2000	/s/ Paul R. Smith By: Paul R. Smith, Chairman, CEO and President
Dated: January 28, 2000	/s/ Raj Kalra By: Raj Kalra, Director, Chief Operating Officer
Dated: January 28, 2000	/s/ Charles Sheehan By: Charles Sheehan, Director

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Exhibit A

Audited Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Changes in Stockholder's Equity for the Company for the fiscal year ended December 31, 1998, and the fiscal years ended December 31, 1997 and 1998.

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FOODVISION.COM, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 1998 and 1997

FOODVISION.COM, INC.

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

PAGE
Independent Auditors' Report	1
Consolidated Financial Statements
Consolidated Balance Sheet	2-3
Consolidated Statement of Operations	4
Consolidated Statements of Changes in Stockholders' Equity	5-6
Consolidated Statements of Cash Flows	7-8
Notes to Consolidated Financial Statements	9-30

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INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

Foodvision.com, Inc.

We have audited the accompanying consolidated balance sheet of Foodvision.com, Inc. as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Foodvision.com, inc. as of December 31, 1998, and the results of its operations and its cash flows for the two years then ended, in conformity with generally accepted accounting principles.

/s/ HLB Gross Collins, P.C.

Atlanta, Georgia

November 23, 1999


FOODVISION.COM, INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 1998

ASSETS
CURRENT ASSETS
Cash	$44,208
Accounts receivable	2,790
Inventories	34,978
Prepaid expenses and other current assets	9,825
TOTAL CURRENT ASSETS	91,801

PROPERTY AND EQUIPMENT, at cost
Equipment under capital leases	213,455
Furniture, fixtures, and equipment	92,962
Vehicle	29,388
Leasehold improvements	31,867
367,672
Less accumulated depreciation	(88,946)
PROPERTY AND EQUIPMENT, net	278,726

OTHER ASSETS
Loan receivable, officer	42,566
Franchise agreement and other intangibles, net of accumulated amortization of $24,165	416,251
Deposits	11,382
TOTAL OTHER ASSETS	470,199

TOTAL ASSETS	$840,726


FOODVISION.COM, INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 1998

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$ 168,390
Accrued expenses	31,854
Notes payable, short-term	87,500
Other current liabilities	34,116
Notes payable, related parties	9,584
Current portion of note payable	3,223
Current portion of notes payable, related parties	42,602
Current portion of capital lease obligations	23,888
TOTAL CURRENT LIABILITIES	401,157

LONG-TERM DEBT
Note payable, less current portion	18,165
Notes payable, related parties, less current portion	19,512
Capital lease obligations, less current portion	170,442
Deferred lease obligations	14,595
TOTAL LONG-TERM DEBT	222,714

TOTAL LIABILITIES	623,871

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock, $.001 par value; 50,000,000 shares authorized, 30,056,469 shares issued and outstanding	30,056
Additional paid-in capital	944,964
Accumulated deficit	(759,950)
Accumulated other comprehensive income	1,785
TOTAL STOCKHOLDERS' EQUITY	216,855

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 840,726


FOODVISION.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 1998 and 1997

	Years Ended December 31,
	1998	1997
REVENUES
Beverage and food sales	$2,004,856	$142,084
Other revenues	8,088	-
TOTAL REVENUES	2,012,944	142,084

COSTS AND EXPENSES
Cost of goods sold	758,910	65,566
General and administrative expense	1,720,392	181,577
Depreciation	81,376	7,725
Amortization	72,815	-
Interest	24,875	1,742
TOTAL COSTS AND EXPENSES	2,658,368	256,610

NET LOSS	$(645,424)	$(114,526)

NET LOSS PER COMMON SHARE	$(0.05)	$(0.57)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	12,394,056	200,000


FOODVISION.COM, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 1998 and 1997

	Common	Additional Paid-In	Subscription	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Stock	Capital	Receivable	Deficit	Income	Equity

Balance at January 1, 1997	$ -	$ -	$ -	$ -	$ -	$ -

Common stock issued	20	-	-	-	-	20

Net loss for 1997	-	-	-	(114,526)	-	(114,526)

Balance at December 31, 1997	20	-	-	(114,526)	-	(114,506)

Exchange of shares of common stock to effect reverse acquisition and recapitalization	24,273	(5,324)	(100,000)	-	-	(81,051)

Collection of subscription receivable	-	-	100,000	-	-	100,000

Issuance of common stock
Common stock issued in settlement of stockholder loan	100	80,951	-	-	-	81,051
Common stock issued to purchase franchise agreements	870	433,930	-	-	-	434,800
Common stock issued to pay note in behalf of officer	30	15,170	-	-	-	15,200
Common stock issued for legal services	50	24,950	-	-	-	25,000
Other common stock issued	250	24,750	-	-	-	25,000
Common stock issued in conversion of debentures	4,463	370,537	-	-	-	375,000


FOODVISION.COM, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 1998 and 1997

	Common	Additional Paid-In	Subscription	Accumulated	Accumulated Other Comprehensive	Total Stockholder's Equity
	Stock	Capital	Receivable	Deficit	Income
Net loss for 1998	-	-	-	(645,424)	-	(645,424)

Foreign currency translation adjustments	-	-	-	-	1,785	1,785

Balance at December 31, 1998	$30,056	$944,964	$ -	$ (759,950)	$1,785	$216,855


FOODVISION.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1998 and 1997

	Years Ended December 31 31,
	1998	1997

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(645,424)	$(114,526)
Adjustments to reconcile net loss to net cash used
by operating activities
Depreciation and amortization	154,191	7,725
Common stock issued for services	25,000	-
Revenues applied to acquisition	(14,553)	-
Loss on disposal of assets	-	3,000
Changes in assets
(Increase) in accounts receivable	(744)	(2,046)
Decrease in inventories	4,499	664
(Increase) decrease in prepaid expenses	21,685	(22,935)
(Increase) in deposits and other assets	(11,382)	-
Changes in liabilities
Increase in accounts payable	64,293	98,967
Increase in accrued expenses	13,638	18,216
Increase in other current payables	21,689	8,525
Increase in deferred lease obligations	14,595	-
NET CASH (USED) BY OPERATING ACTIVITIES	(352,513)	(2,410)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(83,387)	-
Loans to stockholder	(27,366)	-
NET CASH (USED) BY INVESTING ACTIVITIES	(110,753)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from advances from related parties	8,121	1,463
Collection of subscription receivable	100,000	20
Proceeds from sale of common stock	25,000	-
Proceeds from notes payable	392,775	-
Repayments of capital lease obligations	(14,661)	(4,464)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	511,235	(2,981)
EFFECT OF EXCHANGE RATES ON CASH	1,630	-

NET INCREASE (DECREASE) IN CASH	49,599	(5,391)

CASH, BEGINNING OF YEAR	(5,391)	-

CASH, END OF YEAR	$ 44,208	$ (5,391)


FOODVISION.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1998 and 1997

	Years Ended December 31,
	1998	1997

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest	$ 14,084	$ 1,531

Schedule of noncash investing and financing transactions transactions:
Acquisition of Atlanta Roasters, Inc.'s security interest in the personal property of Atlanta Foodquest, LLC by issuance of promissory note		$ 40,000
Capital lease obligations assumed for use of equipment		213,455
Acquisition of vehicle
Cost of vehicle	$ 29,388
Vehicle note payable	(21,388)
Cash down payment for vehicle	$ 8,000
Acquisition of all the common stock of 1067063 Ontario, Inc.
Fair value of assets acquired	$ 31,146
Liabilities assumed	9,032
Promissory note issued	22,114
Reverse acquisition recorded at historical cost
Net book value of assets acquired	(81,051)
Common stock issued in settlement of stockholder loan	81,051
Common stock issued for legal services	25,000
Acquisition of franchise agreements and other intangibles and all the common stock of Grandma Lee's USA Northpoint, Inc. by issuance of common stock	434,800
Common stock issued to pay note in behalf of officer	15,200
Acquisition of equipment financed with an equipment note	12,500
Conversion of debentures to common stock	375,000


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(1) Nature of business and organization

Foodvision.com, Inc. (the "Company") (formerly known as Mark I Industries, Inc., Sunmark Industries I, Inc., Pacific Pharmaceuticals, Inc., Heavenly Slender Foods, Inc., and Heavenly Slender Sweets, Inc.) is a Delaware corporation whose operations consist primarily of operating fast food and full service restaurants in the metropolitan Atlanta, Georgia, area through its wholly owned subsidiaries Investco Corporation ("IC") (formerly known as Anne Ryan, Inc.), Restaurant North Atlanta, Inc. ("RNA"), Sports Cantina One, Inc. ("SCO"), Sports Cantina Two, Inc. ("SCT"), and Grandma Lee's USA Northpoint, Inc. ("GLUN") and in Ontario, Canada, through its wholly-owned subsidiaries Investco International Management, Inc. ("IIM") (formerly known as 1230471 Ontario, Inc.) and 1067063 Ontario, Inc., d/b/a Hillbilly Shack ("HS").

On July 14, 1998, Mark I Industries, Inc. ("MII") (now known as Foodvision.com, Inc.) entered into an Agreement and Plan of Share Exchange (the "Agreement") with IC. Pursuant to terms of the Agreement, MII effected a reverse acquisition by acquiring all of the issued and outstanding stock of IC which became a wholly owned subsidiary of MII. For accounting purposes, IC is deemed to be the acquiring corporation and, therefore, the transaction is being accounted for as a reverse acquisition of the Company by IC at historical cost. IC was incorporated on May 9, 1996, but had no significant operations until December 7, 1997, when it acquired four restaurants. The accompanying financial statements reflect the financial position and results of operations of IC.

(2) Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and five wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(2) Summary of significant accounting policies (continued)

Inventories - Inventories consist of liquor, wine, beer, and food items. Inventories are stated at the lower of cost or market determined by the first-in, first-out (FIFO) method.

Depreciation and amortization - Property and equipment are stated at cost. Depreciation is provided using an accelerated method for equipment, furniture and fixtures, and vehicles over the assets' estimated useful lives as follows: equipment, furniture and fixtures, seven years; vehicles, five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Equipment under capital lease obligations is being depreciated over the seven-year lease terms.

Intangibles - Franchise agreements and the AT&T service agreement are amortized over the terms of the agreements from 65 months to 120 months. Purchase goodwill is amortized over 65 months. Costs related to the issuance of subordinated debentures are amortized over the one-year life of the debentures.

Measurement of impairment - At each balance sheet date, the Company reviews the amount of recorded goodwill and franchise agreements (separately by location) for impairment. Whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable out of undiscounted future operating cash flows and the sum of the expected cash flows from these assets is less than the carrying amount of these assets, the Company will recognize an impairment loss in such period in the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Repairs and maintenance - Normal costs incurred to repair and maintain fixed assets are charged to operations as incurred. Repairs and betterments which extend the life of an asset are capitalized and subsequently depreciated on a straight-line basis over the remaining useful life of the asset. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Income taxes - Income taxes are provided based on earnings reported in the financial statements. The Company follows Statement of Financial Accounting Standards No. 109 whereby deferred income taxes are provided on temporary differences between reported earnings and taxable income. Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(2) Summary of significant accounting policies (continued)

Basic and diluted loss per common share - In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share" ("EPS"), which the Company has adopted. Basic EPS is calculated by dividing the income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period without consideration for potentially dilutive securities. "Diluted" EPS is determined similarly to fully diluted EPS under the provisions of APB Opinion No. 15.

For all periods presented in the Consolidated Statements of Operations, the effect of including convertible debentures would have been antidilutive. Accordingly, basic and diluted EPS for all periods presented are equivalent.

Advertising costs - Advertising costs are expensed as incurred. Total advertising costs were $83,520 and $15,748 in 1998 and 1997, respectively.

Foreign currency translation - The financial statements of a foreign subsidiary have been translated into U.S. dollars in accordance with Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rate in effect at the balance sheet date. Income statement amounts have been translated using an average exchange rate for the period. The gains and losses resulting from the changes in exchange rates from year to year are reported separately as a component of stockholders' equity.

Recent accounting pronouncements - In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." The new standard discusses how to report and display comprehensive income and its components. This standard is effective for years beginning after December 15, 1997. The adoption of this statement did not have a material impact on the presentation of the Company's consolidated financial statements.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This standard requires enterprises to report information about operating segments, their products and services, geographic areas, and major customers. This standard is effective for years beginning after December 15, 1997.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(2) Summary of significant accounting policies (continued)

Financial instruments - Financial instruments which potentially subject the Company to concentrations of risk consist principally of temporary cash investments and accounts receivable. The Company invests its temporary cash balances in financial instruments of highly rated financial institutions with maturities of less than three months. The carrying values reflected in the balance sheet reasonably approximate the fair values for cash, accounts receivable, payables, accruals and debt.

(3) Business combinations, acquisitions, and dispositions

On July 14, 1998, the Company effected a reverse acquisition by acquiring all of the issued and outstanding stock of IC from the stockholders of IC in exchange for 18,210,000 restricted shares of its $0.001 par value common stock. As a result of the Agreement, IC became a wholly owned subsidiary of the Company. For accounting purposes, IC is deemed to be the acquiring corporation and, therefore, the transaction is being accounted for as a reverse acquisition of the Company by IC at historical cost. Prior to July 14, 1998, MII had insignificant operations in 1997 and 1998.

On August 27, 1997, the stockholders' of IC purchased 100% of the stock of Atlanta Roasters, Inc. ("AR"), which owned a 50.1% equity interest in Atlanta Foodquest, LLC ("AF"), the Operating Agreement between AR and Foodquest, Inc. appointing AR manager of AF, and a note in the original principal amount of $1,100,000 secured by the furniture, equipment, personal property, and inventory of two of the Kenny Rogers Roasters Restaurants owned by AF. On August 29, 1997, AR assigned the portions of the Operating Agreement appointing AR manager of AF to IC. On November 24, 1997, IC purchased a 49.9% equity interest in AF and a note in the original principal amount of $1,300,000 secured by the furniture, equipment, personal property, and inventory of two of the Kenny Rogers Roasters Restaurants owned by AF for $40,000. On December 5, 1997, IC purchased AR's security interest in the personal property of AF for $40,000. On December 7, 1997, IC enforced its secured claims and took possession of the assets of AF and transferred them to its wholly owned subsidiaries, Restaurant North Atlanta, Inc. and Restaurant Stockbridge, Inc. On December 7, 1997, IC sold its 49.9% equity interest in Atlanta Foodquest, LLC to 1278129 Ontario, Inc., a Canadian corporation, for $10 and other good and valuable consideration. On December 31, 1997, IC sold its 100% equity interest in Restaurant Stockbridge, Inc. to the same Canadian corporation for $10 and other good and valuable consideration. IC continued to operate Restaurant Stockbridge, Inc. during the first quarter of 1998 until it could be closed.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(3) Business combinations, acquisitions, and dispositions (continued)

On April 16, 1998, IIM purchased from an officer and major stockholder of the Company the area franchise rights for Grandma Lee's for the Quebec and Ottawa areas by assuming notes of $34,100 and $22,700, respectively. On July 15, 1998, the Company purchased the Grandma Lee's metropolitan Atlanta franchise rights, Midtown Atlanta franchise agreement, AT&T service agreement, and all the outstanding stock of GLUN for 756,000 shares of the Company's common stock valued at $0.50 per share. GLUN operates a cafeteria at the AT&T office center in Alpharetta, Georgia.

On June 1, 1998, IIM purchased from an officer and major stockholder of the Company all the outstanding stock of HS by issuing a note of $22,114 and by assuming $9,032 in liabilities. HS operates a restaurant in Renfrew, Ontario.

Financial statements for the businesses acquired are not available for periods prior to acquisition and, therefore, pro forma financial information is not presented.

(4) Franchise agreements and other intangibles

Franchise agreements and other intangibles consist of the following:

	Amortizable
	Life

Grandma Lee's Quebec Area Franchise Agreement	111 months	$ 34,100
Grandma Lee's Ottawa Area Franchise Agreement	111 months	22,700
Grandma Lee's Metropolitan Atlanta Area Franchise Agmt. AAAAgreement	120 months	278,000
Grandma Lee's Midtown Atlanta Franchise Agreement	92 months	75,000
Grandma Lee's AT&T Service Agreement	65 months	25,000
Goodwill - Grandma Lee's USA Northpoint, Inc.	65 months	5,616
Total		440,416
Accumulated amortization		(24,165)
Net intangibles		$ 416,251

The Company measures the potential impairment of recorded goodwill and franchise agreements by the undiscounted value of expected future operating cash flows in relation to its net capital investment.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(4) Franchise agreements and other intangibles (continued)

The aggregate amortization of goodwill and franchise agreements charged to operations was $24,165 for the year ended December 31, 1998.

(5) Notes payable

Short-term notes payable consist of the following:

1998

3% Series B Senior Subordinated Convertible Redeemable Debentures - due in monthly installments of interest only through November 18, 1999, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for either five trading days before or five trading days after the conversion date.

$ 75,000
Note payable to Charter Bank & Trust Co. - due on October 1, 1998, bearing interest at prime plus 1%. Secured by equipment. The note was in default at December 31, 1998.	12,500
Total short-term notes	$ 87,500

Costs related to the placement of the subordinated debentures totaling $48,650 were charged to expense in 1998 and $8,575 of such costs is included in other current assets at December 31, 1998, and is being amortized over the life of the remaining debenture.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(5) Notes payable (continued)

Note payable, long-term consisted of the following at December 31, 1998:

1998
Note due in monthly installments of $547, including interest at 18% per annum through November 15, 2003. Secured by automobile.	$ 21,388
Less current portion	(3,223)
Noncurrent portion	$ 18,165

Maturities of the note payable are as follows:

Years ending December 31,	Amount
1999	$3,223
2000	3,583
2001	4,283
2002	5,121
2003	5,178
Total	21,388


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(5) Notes payable (continued)

Notes payable, related parties consisted of the following at December 31, 1998:

1998
Promissory note due to Atlanta Roasters, Inc., a Company owned by two officers, bearing interest at 8% per annum, with all principal and interest payable on December 5, 1999	$40,000
Promissory note due in monthly principal installments of $1,300, beginning November 15, 1999 through November 15, 2003, bearing 8% interest.	22,114
Total note payable, related parties	62,114
Less current portion	(42,602)
Noncurrent portion	$19,512

Maturities of note payable, related parties are as follows:

Years ending December 31,	Amount
1999	$42,602
2000	15,612
2001	3,900
Total	62,114


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(6) Capital lease obligations

Capital lease obligations consist of the following:

Captec Financial Group, Inc. - due in monthly installments of $1,160 including interest at 8.729% per annum through October 31, 2004. Secured by equipment.	$81,835
Captec Financial Group, Inc. - due in monthly installments of $1,837 including interest at 8.729% per annum through October 31, 2004. Secured by equipment.	112,495
Total capital lease obligations	194,330
Less current portion	(23,888)
Noncurrent portion	$170,442


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(6) Capital lease obligations (continued)

The minimum annual commitments under the leases are as follows:

Years ending December 31,	Amount
1999	$43,128
2000	35,972
2001	35,972
2002	35,972
2003	35,972
2004	74,077
Total minimum lease payments	261,093
Less amount representing interest	(66,763)
Present value of net minimum lease payments	$194,330


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(7) Stockholders' equity

Potential issuance of additional preferred stock - The Company is authorized to issue up to 1,000,000 shares of preferred stock, the rights and preferences of which may be designated in series by the Board of Directors. To the extent of such authorization, such designations may be made without stockholder approval.

On July 14, 1998, the Company effected a reverse acquisition by acquiring all of the issued and outstanding stock of IC in exchange for 18,210,000 restricted shares of the Company's common stock.

In July, 1998, the Board of Directors approved the issuance of shares of common stock as follows: 100,000 shares in settlement of a pre-reverse acquisition shareholder loan of $81,051; 50,000 shares as payment for legal services valued at $25,000; 30,400 shares to pay a note on behalf of an officer; 113,600 shares in payment of debt assumed to acquire franchise agreements; and 756,000 shares to purchase franchise agreements valued at $378,000.

In October and November 1998, the Company issued convertible debentures totaling $450,000 of which $375,000 was converted to 4,462,987 shares of common stock as of December 31, 1998.

(8) Income taxes

The accompanying consolidated financial statements contain no provision for income taxes due to net operating losses. The effective tax rate differs from the U.S. statutory federal income tax rate of 34 percent since tax benefits have been offset by the valuation allowance described below because of the uncertainty of the Company's ability to utilize them in future periods.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(8) Income taxes (continued)

The tax effects of temporary differences related to deferred taxes were:

1998
Deferred tax assets
Net operating loss carry forwards	$225,859
Tax over book basis of fixed assets	2,284
Leases with scheduled rent increases	4,962
Total	233,105
Valuation allowance	(233,105)
Net deferred tax assets	$ -

As of December 31, 1998, the Company had approximately $664,000 of unused operating loss carryforwards which expire by December 31, 2018.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(9) Lease commitments

The Company leases office space, restaurant locations, and various equipment under operating leases.

The minimum annual commitments under the leases with remaining lease terms of one year or more are as follows:

Years ending December 31,	Amount
1999	$268,035
2000	272,509
2001	273,630
2002	254,213
2003	159,303
Thereafter	688,199
Total	$1,915,889


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(9) Lease commitments (Continued)

The Company is contingently liable on a lease agreement for its Midtown Atlanta franchisee that expires December 31, 2005.

Rent expense of $180,268 and $18,521 was charged to operations in 1998 and 1997, respectively.

(10) Potential litigation

The Company has operated certain restaurants using the "Kenny Rogers Roasters" name and related trade dress. The Company did not have an agreement to use the mark and did not pay royalties for its use. The Company may be liable for using the mark. It is not possible to quantify the amount for which the Company may be liable. The Company received a final demand letter dated October 14, 1999, threatening legal action if the Company did not immediately de-identify its restaurants and discontinue use of any marks, system or trade dress belonging to NF Roasters Corporation. The Company may have defenses and offsets to any such claim.

The Company has received demand letters from an attorney representing a stockholder relating to the failure of the Company to deliver to the stockholder 100,000 shares of its common stock (now 1,000 shares after giving effect to subsequent reverse stock splits) pursuant to a settlement reached in July 1998 of an account payable to the stockholder of $81,051. The Company refused to deliver shares since the Company believes that the stockholder, or associates thereof, have possession of corporate records and documents, which constitute property of the Company.

(11) Related party transactions

On August 29, 1997, AR, a company owned by the stockholders of IC, assigned portions of the Operating Agreement of AF to IC. On December 5, 1997, IC purchased AR's security interest in the personal property of AF for $40,000.

On April 16, 1998, IIM purchased from an officer and major stockholder of the Company the area franchise rights for Grandma Lee's for the Quebec and Ottawa areas by assuming notes of $34,100 and $22,700, respectively. On June 1, 1998, IIM purchased from the same officer and major stockholder all the outstanding stock of HS by issuing a note of $22,114 and by assuming $9,032 in liabilities.

On April 24, 1998, two officers of the Company personally guaranteed a real estate lease for a restaurant location in Marietta, Georgia.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(11) Related party transactions (continued)

On July 15, 1998, the Company agreed to pay a note owed by an officer and major shareholder of the Company by issuance of 30,400 shares of common stock valued at $15,200. This amount is reflected on the balance sheet at December 31, 1998, as a receivable due from officer.

On July 28, 1998, two officers of the Company personally guaranteed a promissory note to Charter Bank & Trust Co. in the original amount of $12,500.

(12) Business segment

The restaurant business is the only business operated by the Company. Geographic information is as follows:

	Revenues		Long-Lived Assets
	For the year ended December 31,		As of December 31,
	1998	1997	1998
United States	$1,931,288	$142,084	$620,173
Canada	81,656	-	74,804
Total	$2,012,944	$142,084	$694,977


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(13) Subsequent events

Business developments

On April 7, 1999, the Company purchased certain assets of a restaurant known as Broadway Steaks & Fries in Union City, Georgia, for a purchase price of $15,000. Subsequently, the Company closed the restaurant and is considering redevelopment alternatives.

On April 9, 1999, the Company sold the common stock of SCO. However, the purchaser failed to make timely payments on the purchase note and the Company took repossession of the restaurant operated by SCO on July 30, 1999. Subsequently, the restaurant was closed.

In May, 1999, the Company opened a new restaurant, Dirty Bird Cafe, in Marietta, Georgia.

On June 21, 1999, the Company entered into a lease agreement for a second Dirty Bird Cafe location in Marietta, Georgia. The lease agreement provides for monthly base rent payments which escalate over the 62-month term of the lease and percentage rent of 5% of gross receipts. On August 5, 1999, the Company purchased equipment with a purchase price of $42,000 for this restaurant. The restaurant was opened during October 1999.

On June 21, 1999, the Company contracted with Arthouse, Inc. to design and construct a food portal web site for a cost of $125,000, payable in four monthly cash payments totaling $102,400 with a final payment of $22,600 in the Company's common stock.

On August 18, 1999, the Company entered into a license agreement with BigCharts, Inc. ("BCI") whereby the Company could display and use BCI's proprietary database of financial and textual information pertinent to public companies. The Company will pay BCI a monthly fee of $1,000 during the agreement's 12-month term. The Company and BCI will split net advertizing revenue generated by the guide equally.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(13) Subsequent events (continued)

On August 23, 1999, the Company entered into a license agreement with Culinary Cafe ("CC") whereby the Company could display and use CC's proprietary database of financial, pictorial, and textual information pertinent to the food business. The Company will pay CC a monthly fee of $2,000 during the agreement's 36-month term. The Company and CC will split net advertizing revenue generated by the guide equally, when certain conditions are met.

On September 1, 1999, the Company entered into a license and co-branding agreement with CNN Interactive ("CNN") whereby the parties will establish a co-branded web site accessible via hyperlinks from CNN Food Central. In consideration of the distribution and promotion provided by CNN, the Company will pay the following annual payments over the three-year term of the agreement, commencing on November 1, 1999:

Year 1	$900,000
Year 2	$ 1,200,000
Year 3	$ 1,500,000

 Effective October 5, 1999, the Company entered into a license and co-branding agreement with The Restaurant Report, Inc. ("RR") whereby the parties will establish a co-branded web site accessible via hyperlinks from the Foodvision portal. The Company will pay RR a monthly fee of $3,000 in the first year of the three-year term, $4,000 per month in the second year, and $5,000 per month in the third year. In addition, the Company will provide RR with 30,000 shares of 144 stock in annual installments over the three-year term of the agreement as follows: 10,000 shares upon signing, 10,000 shares in year two on the anniversary date, and 10,000 shares in year three on the anniversary date. The Company will retain 100% of the advertising revenue generated by the co-branded site.

Effective October 6, 1999, the Company entered into a license and co-branding agreement with e.Harvest.com, Inc. ("EH") whereby the parties will establish a co-branded web site accessible via hyperlinks from the Foodvision portal. The Company will provide EH with 30,000 shares of 144 stock in annual installments over the three-year term of the agreement as follows: 10,000 shares upon signing, 10,000 shares in year two on the anniversary date, and 10,000 shares in year three on the anniversary date. The Company will retain 100% of the advertising revenue generated by the co-branded site.

On October 29, 1999. The Company entered into an agreement with DineCore, Inc. ("DCI") to develop and license an Affiliate Restaurant Guide. The Company and DCI will split net advertizing revenue generated by the guide equally during the agreement's twelve-month term.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(13) Subsequent events (continued)

Stockholders' equity

From January 4, 1999 through May 17, 1999, the remaining $75,000 of 3% Series B Senior Subordinated Convertible Redeemable Debentures outstanding on December 31, 1998, was fully converted into 111,283 post-reverse split shares of the Company's common stock.

On January 21, 1999, the Company effected a 1 for 50 reverse stock split, and on January 26, 1999, it effected a 1 for 2 reverse stock split.

On January 22, 1999, the Company's Board of Directors approved the adoption of an Employee Stock Option Plan (the "Plan"). The total number of shares of the Company's common stock subject to the Plan shall not exceed 500,000 post-reverse split shares. Options may be granted pursuant to the Plan to directors, corporate officers, employees, and managers of the principal sales, administrative, legal, and staff departments of the Company and its subsidiaries. No option may be granted under the Plan after January 15, 2009, and no option may be granted under the Plan to an employee who immediately after such option is granted owns stock possessing more than 5% of the total combined voting power or value of all classes of stock of the Company. The purchase price per share of common stock purchasable under options granted pursuant to the Plan shall not be less than 100% of fair market value of the common stock at the time the stock is granted. No option granted pursuant to the Plan shall be exercisable after the expiration of ten years from the date the option is first granted.

Stock options were granted under the Plan to an employee on January 22, 1999, to purchase 25,000 post-reverse split shares of common stock at $0.75 per share, and 25,000 options per year for the next three years, each with an exercise price of $0.75 per share. On August 20, 1999, stock options were granted under the Plan to an employee to purchase 15,000 shares of common stock at $0.4375 per share, and 15,000 options per year for the next four years, each with an exercise price of $0.4375 per share.

The Company granted warrants to purchase 937,500 post-reverse split shares of common stock on January 22, 1999, to two officers, legal counsel, and a director with an exercise price of $0.75 per share based on the closing bid for the Company's common stock on that date. The warrants shall be exercisable until five years from the date of issuance.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(13) Subsequent events (continued)

The Company entered into subscription agreements on January 29, 1999, with two officers of the Company for the issuance of 3,000,000 shares of common stock to each as an employment incentive. The shares fully vest two years from the date of the agreement .

On February 4, 1999, the Company entered into a subscription agreement to issue 1,000,000 shares of its common stock to Corporation De Inversiones Cades SRL, pursuant to a consulting agreement, at a price of $0.05 per share.

On February 26, 1999 and March 4, 1999, the Company entered into subscription agreements to issue a total of 1,000,000 shares of its common stock to Corporation De Inversiones Cades SRL, at a price of $0.05 per share.

The Company entered into a subscription agreement on March 30, 1999, with Inversiones Comerciales Z & VSA for the private placement of 500,000 shares of common stock at $1 per share. The purchase price was payable by $45,000 in cash upon execution of the agreement and with a note for $455,000. This agreement was terminated in November 1999 due to the subscriber's failure to make timely note payments.

On April 15, 1999, the Company granted stock warrants for the purchase of 10,000 shares of the Company's common stock at an exercise price of $0.80 per share. The warrants are exercisable until October 15, 2000.

On June 9, 1999, the Company issued 3% Series C Senior Subordinated Convertible Redeemable Debentures in the amount of $250,000 with interest only due in monthly installments through June 9, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were fully converted into 858,432 shares of the Company's common stock with the final conversion on October 7, 1999.

On June 25, 1999, in consideration for Corporation De Inversiones Cades SRL agreeing to amend its consulting agreement with the Company, the Board of Directors approved the issuance of 400,000 restricted shares of its common stock to Corporation De Inversiones Cades SRL.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(13) Subsequent events (continued)

The Company granted warrants to purchase 2,000,000 shares of common stock on July 8, 1999, to two directors with an exercise price of $0.4375 per share based on the closing bid for the Company's common stock on that date. The warrants shall be exercisable until five years from the date of issuance.

On July 19, 1999, the Company issued 3% Series D Senior Subordinated Convertible Redeemable Debentures in the amount of $200,000 with interest only due in monthly installments through July 19, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were fully converted into 595,587 shares of the Company's common stock with the final conversion on October 13, 1999.

The Company granted warrants to purchase 10,000,000 shares of common stock on August 4, 1999, to two officers with an exercise price of $0.4375 per share based on the closing bid for the Company's common stock on that date. The warrants shall be exercisable until five years from the date of issuance.

On August 16, 1999, the Company granted stock warrants for the purchase of 50,000 shares of the Company's common stock at an exercise price of $0.41 per share. The warrants are exercisable until August 16, 2000.

The Company granted warrants to purchase 200,000 shares of common stock on August 31, 1999, to an officer with an exercise price of $0.375 per share based on the closing bid for the Company's common stock on that date. The warrants shall be exercisable until five years from the date of issuance.

On September 6, 1999, the Company issued 3% Series E Senior Subordinated Convertible Redeemable Debentures in the amount of $100,000 with interest only due in monthly installments through September 6, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were fully converted into 242,429 shares of the Company's common stock on October 14, 1999.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

  Subsequent events (continued)

On September 21, 1999, the Company issued three 3% Series F Senior Subordinated Convertible Redeemable Debentures, each in the amount of $100,000, with interest only due in monthly installments through September 21, 2001, at which time a final payment of unpaid principal is due. Each debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. One of the Series F debentures was fully converted into 135,881 shares of the Company's common stock on October 26, 1999. The other two Series F debentures were modified by an agreement dated November 8, 1999, to change the conversion price to $0.20 per share.

On November 3, 1999, the Company issued 100,000 restricted shares of its common stock each to Commonwealth Partners, L.P. and Portfolio Investment Strategies Corp. as payment for consulting services and 65,000 free-trading shares of its common stock each to Commonwealth Partners, L.P. and Portfolio Investment Strategies Corp. as payment of commissions due.

The Company entered into a subscription agreement on November 8, 1999, with Complete Development International, Inc. for the private placement of 750,000 shares of Series A Preferred Stock at $10 per share. Each share shall be convertible into ten shares of common stock. If the price of the common shares of the Company is below $1.00 per share at the conversion date, then the conversion price will equal the previous day's closing price less 20% subject to a minimum conversion price of $0.50 per share. The preferred stock will yield an annual dividend rate of 8% cumulative, payable quarterly.

Litigation

On January 5, 1999, Charter Bank & Trust Co. filed an action against SCT, IC, and officers of the Company seeking to recover amounts due under a promissory note in the original principal amount of $12,500, plus interest, attorney's fees, and court costs. On January 19, 1999, a Consent Order and Judgment was entered into whereby the defendants agreed to pay the principal amount of $12,500, interest in the amount of $561, and attorney fees of $1,959 in two installments of $7,510 each. The initial payment was due on February 15, 1999 and the second payment on March 15, 1999.

RNA was named as a defendant in a lawsuit filed by a vendor that contended it was owed approximately $15,000. The lawsuit was settled by a Mutual Settlement Agreement dated July 14, 1999, whereby RNA agreed to pay $15,095 over a two-year period with such debt secured by 23,000 shares of the common stock of the Company.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

  Subsequent events (continued)

SCO and IC were defendants in an action brought by a landlord seeking to recover $43,461 for rent due under a lease agreement. The lawsuit was settled by an agreement to pay the delinquent amount in installments. Subsequently, SCO was named a defendant in a second action brought by the same landlord seeking payment of $15,887 for additional rent due. The plaintiff obtained a judgment for the $15,887 and a Writ of Possession. Although only SCO was named in the action, IC was the original tenant under the lease and is still contingently liable for amounts due thereunder. In addition to the amount of the judgment, both subsidiaries may be liable for additional amounts accruing under the lease. It is not possible at this time to estimate the amount to which the subsidiaries may be liable.

A vendor threatened the Company with legal action to recover $27,183 for food delivered to certain of its subsidiaries. A settlement was negotiated under which the Company agreed to repay the amount claimed pursuant to a promissory note dated May 28, 1999, which bears interest at 10% per annum and provides for equal monthly payments of principal and interest sufficient to repay the full amount in 24 months. The note is collateralized by 30,000 shares of common stock of the Company.

GLUN settled a vendor's threatened legal action to recover $9,539 by agreeing to make nine monthly payments of $1,000 and one final payment of $539. Payments began on August 19, 1999.


Exhibit B

Audited Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Changes in Stockholder's Equity for Sunmark Industries I, Inc. for the fiscal year ended December 31, 1997.


SUNMARK INDUSTRIES I, INC.

(OTC BB:SUNN)

FINANCIAL STATEMENTS

FOR

DECEMBER 31, 1997


SUNMARK INDUSTRIES I, INC.

FINANCIAL STATEMENTS FOR

DECEMBER 31, 1997


William L. Butcher, CPA P.S.

Certified Public Accountant

Telephone Everest (425) 335-0603 or Seattle (425) 483-1002

Fax (425) 335-3567

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of

Sunmark Industries I, Inc.

I have audited the accompanying statements of financial positions of Sunmark Industries I, Inc (a development state, Delaware Corporation) (formerly Heavenly Slender Sweets, Inc.,(a development stage, Delaware Corporation) as of December 31, 1997, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunmark Industries I, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As is shown in the financial statements, the company has incurred continued operating losses and has a working capital deficiency. These conditions raise substantial doubt about the company's ability to continue as a going concern. Management's plans regarding those matters are described in note 6 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ William L. Butcher

William L. Butcher, CPA

April 6, 1998


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

(A Development Stage Company)

Statement of Financial Position at December 31, 1997

ASSETS	1997

CURRENT ASSETS	$ -0-
Cash	-0-
Total Current Assets	-0-
OTHER ASSETS
Investment in Great Northwest Seafood Co.	-0-
License Rights	-0-
Total Other Assets	-0-
TOTAL ASSETS	-0-

LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES
Accounts Payable-Trade	$ -0-
Due Shareholders	81,051
Total Current Liabilities	81,051
STOCKHOLDERS' EQUITY
Preferred Stock $.01 par value;
1,000,000 shares authorized; no shares outstanding
Common stock $.001 par value; 50,000,000 shares authorized 3,348,197 shares issued and outstanding at December 31, 1997;	3,348
Additional Paid in Capital	419,002
Deficit accumulated during the development stage	(503,401)
Total Stockholders' Equity	(81,051)
Total Liabilities and Stockholders' Equity	$ -0-

The accompanying notes are an integral part of these financial statements.


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

(A Development Stage Company)

Statement of Operations for the Year Ended December 31, 1997

Revenue	$ -0-
Operating Expenses:
Consulting	-0-
Travel	-0-
Advertising	-0-
Office	-0-
Fees and licensing	-0-
Legal and Accounting	-0-
Bank Charges	-0-
Depreciation	-0-
Total operating Expenses	-0-

(Loss) from operations	$ -0-

Other income
Realized revenue from sale
Of territorial rights (note 2)	-0-
Write off Great Northwest Seafood, Co.	-0-
(Loss) on Disposal of Equipment	-0-
Interest (Note 2)	-0-
Total Other Income	-0-
Net Income (Loss)	$ -0-
Net Income (Loss) Per Share	$ 0.0000

The accompanying notes are an integral part of these financial statements.


SUNMARK INDUSTRIES 1, INC.

( A DEVELOPMENT STAGE COMPANY)

Statement of Changes in Stockholders' Equity for the

Year Ended December 31, 1997

Common Stock
	Shares	Par Value Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total
Balance at December 31, 1996	3,348,197	$ 3,348	$ 419,002	$ (503,401)	$ (81,051)
Net Income (Loss)				0	0
Balance at December 31, 1997	3,348,197	$ 3,348	$ 419,002	$ (503,401)	$(81,051)

The accompanying notes are an integral part of these financial statements.


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

(A Development Stage Company)

Statement of Operations for the Year Ended December 31, 1997

1997
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$ -0-
Additions not requiring use of cash
Depreciation	-0-
Common stock issued for Advertising	-0-
Common stock issued for consulting	-0-
Common stock issued for Great Northwest Seafood, Co.	-0-
Loss on disposal of License Rights	-0-
Loss on disposal of equipment	-0-
Write off prepaid advertising	-0-
Write off of Great Northwest Seafood, Co.	-0-
Decrease In Interest receivable	-0-
Increase (Decrease) in accounts payable	-0-
Increase (Decrease) in due to Stockholders	-0-
Net cash provided or (used) by operating activities

CASH FLOWS FROM INVESTING ACTIVITIES
Advertising contract	-0-
Prepaid commercial	-0-
Purchase of Great Northwest Seafood, Co.	-0-
Purchase of Equipment	-0-
Net cash provided (used) by financing activities	-0-

NET INCREASE (DECREASE) IN CASH	$ -0-

CASH AT BEGINNING OF YEAR	-0-

CASH AT END OF YEAR	-0-

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES

Issuance of Common stock for services (Note 7)	-0-

Issuance of Common stock for Advertising	-0-

The accompanying notes are an integral part of these financial statements.


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

(A Development Stage Company)

Notes to Financial Statements at December 31, 1997

NOTE 1 ORGANIZATION

The company was incorporated under the laws of the State of Delaware on April 4, 1989, as Heavenly Slender Sweets, Inc. for the primary purpose of distributing a low calorie, low fat, salt free, soft ice cream substitute frozen desert product line in the United States and Canada. The company has obtained the exclusive rights to market the product in the United States and Canada.

On March 16, 1994, the company changed its name to Heavenly Slender Foods, Inc.

On June 15, 1994, the company changed its name to Pacific Pharmaceuticals, Inc., which was changed eight days later to it's present name, Sunmark Industries 1, Inc.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

When territorial license rights are sold under contract, revenue is realized as payments are received. All other income and expenses are accounted for on the accrual method.

Depreciable assets were recorded at cost and were depreciated on a straight-line basis over their estimated useful lives.

Prepaid commercials were recorded at cost and amortized over three years using the straight-line method.

Earnings (loss) per share were calculated on the number of shares outstanding at the end of the year.

In the statement of cash flows, the company considers a cash equivalent to be any highly liquid debt instrument purchased with a maturity of three months or less.

NOTE 2 CONTRACT RECEIVABLE AND RELATED PARTY

On January 8, 1991, the Company sold the Western Canadian (Province of British Columbia, Alberta, Saskatchewan and Manitoba) rights to market and sell product to Bobby D's Slacks, Inc. a British Columbia Corporation for $500,000 plus a royalty of 5% on gross sales. In 1993, the contract was cancelled as the company did not obtain sufficient financing to enter into the manufacturing of the diet food products.


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

(A Development Stage Company)

Notes to Financial Statements at December 31, 1997

NOTE 3 COMMITMENTS

On January 8, 1991, the Company signed a five year consulting agreement with Master Chef Pierre Bitterer of Tres Pinor, California. The Company was to pay a fee of $ 1,000 per day for personal appearances plus travel expenses, in addition to a commitment to issue 100,000 shares of common stock to Master Chef Pierre Bitterer plus a royalty of $0.01 per pound of frozen dessert product sold through his endorsement. The contract was cancelled because the company did not obtain sufficient financing to enter into the manufacturing of the diet food products; however, the shares were issued for services rendered.

In addition, on January 8, 1991, the Company signed a marketing and sales agreement with Paul Stewart Associates, Inc. of Dallas Texas. Upon the commencement of the marketing program, the Company will pay Paul Stewart Associates, Inc., a $20,000 retainer and $ 5,000 per month for thirty-five months, plus 100,000 shares of common stock upon the completion of the first ninety days of the marketing program. The shares were issued and a portion of the retainer was paid in 1991. The Company knows of no further activity on the part of Paul Stewart Associates, Inc. Concerning sales commission, the Company had agreed to pay Paul Stewart Associates, Inc. $0.05 per pound of product sold by them. Additionally, Paul Stewart Associates, Inc. was to receive a commission for assistance with specific markets which were jointly researched and developed in conjunction with the efforts of others. These additional commissions were to be mutually agreed to in writing. Additionally, Paul Stewart Associates, Inc. has an option to purchase 10,000 shares of common stock of the Company at $1.00 per share for each 1,000,000 pounds of product sold (up to 500,000 shares, and at 50% of the market price of the common stock thereafter) during the term of this marketing and sales agreement. The contract lapsed because the company did not obtain sufficient financing to enter into the manufacturing of the diet food products.

On July 8, 1990, the Company signed a contract with WWMB Consultants, Inc., (a British Columbia Corporation) for the purpose of providing financial public relation services. The consulting work had been estimated to last for thirty-six months commencing with the signing of this agreement. The Company is obligated to pay Beverlee Lamerling (or WWBM Consultants, Inc.) a total fee of $300,000 plus 500,000 shares of common stock over the


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

(A Development Stage Company)

Notes to Financial Statements at December 31, 1997

NOTE 3 COMMITMENTS (continued)

term of the contract. Payments on the consulting agreement are made as requested work is performed. This contract was not extended.

NOTE 4 LICENSE RIGHTS

In September of 1987, Skinny Haven, Inc., (a California Corporation) entered into an agreement with WWBM Consultants, Inc. (WWBM) (a company based in British Columbia Canada) whereby WWBM has the rights to sell the Skinny Have desert product line throughout the world. Subsequently on October 8, 1987 WWBM entered into an agreement with Sundae's Slender Sweets, Inc. (a Canadian corporation) for the license rights to sell the Skinny Haven Dessert product line within the territory North America. On April 10, 1989, Sundae's Slender Sweets entered into an agreement with Heavenly Slender Sweets, Inc. for the rights to sell this product in Canada and the United States for 150,000 shares of common stock of the Company at $.0048 per share for a total cost of $720.

NOTE 5 ACCOUNTS PAYABLE AND LOANS TO SHAREHOLDER

The Company receives a number of management services from WWBM Consultants, Inc. specifically, Beverlee Kamerling who is also a stockholder in the Company. In 1993, the accounts payable balance of $22,750 was transferred from the Accounts Payable account to Beverlee Kamerling's "Due Shareholder" account, as she paid the vendors, thus eliminating the Company's Accounts Payable balance.

NOTE 6 GOING CONCERN

Because of a deficiency in working capital and significant operating losses, there is doubt about the ability of the Company to continue in existence unless additional working capital is obtained. The Company currently as plans to raise sufficient working capital through equity financing and through the acquisition of companies having sufficient assets and cash flow to enable the Company to be self-sufficient and profitable.

NOTE 7 BUSINESS ACTIVITY

The effect of common stock reversals has not been included in the cumulative amounts for stock issued for service or advertising.


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

(A Development Stage Company)

Notes to Financial Statements at December 31, 1997

NOTE 8 INCOME TAXES

The Company has a net operating loss carryover of $503,401 to the year ending December 31, 1997. This loss carryover will commence to expire in 2006.


Exhibit C

Unaudited Balance Sheet, Consolidated Statement of Operations, Consolidated Statement of Cash Flows period ended September 30, 1999.


FOODVISION.COM, INC.

CONSOLIDATED BALANCE SHEET

	September 30, 1999 (Unaudited)	December 31, 1999 (Audited)
ASSETS
CURRENT ASSETS
Cash	153,797	44,208
Accounts Receivable	7,408	2,790
Inventories	52,408	34,978
Prepaid expenses and other current assets	30,396	9,825
TOTAL CURRENT ASSETS	244,009	91,801
PROPERTY AND EQUIPMENT, AT COST
Equipment under capital leases	213,455	213,455
Furniture, fixtures, and equipment	518,841	92,962
Vehicle	29,388	29,388
Leasehold improvements	52,491	31,867
	814,175	367,672
Less accumulated depreciation	(158,867)	(88,946)
PROPERTY AND EQUIPMENT, NET	$ 655,308	$ 278,726
OTHER ASSETS
Loan receivable, officer	3,925	42,566
Franchise agreement and other intangibles, net of accumulated amortization of $33,012	379,835	416,251
Deposits	44,715	11,382
TOTAL OTHER ASSETS	428,475	470,199
TOTAL ASSETS	$ 1,327,792	$ 840,726


FOODVISION.COM, INC.

CONSOLIDATED BALANCE SHEET

	September 30, 1999 (Unaudited)	December 31, 1998 (Audited)
LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES
Accounts payable	$ 303,195	$ 168,390
Accrued Expenses	10,952	31,854
Notes payable, short term	283,582	87,500
Other current liabilities	58,539	34,116
Notes payable, related parties		9,584
Current portion of note payable	12,979	3,223
Current portion of note payable, related parties	16,311	42,602
Current portion of capital lease obligations	23,888	23,888
TOTAL CURRENT LIABILITIES	$ 709,446	$ 401,157

LONG-TERM DEBT
Notes payable, less current portion	776,336	18,165
Notes, payable, related parties, less current portion	-	19,512
Capital lease obligations, less current portion	153,507	170,442
Deferred lease obligations	14,593	14,595
TOTAL LONG-TERM DEBT	944,436	222,714
TOTAL LIABILITIES	$ 1,653,881	$ 623,871

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock, $.001 par value; 50,000,000 shares authorized, 10,822,820 shares issued and outstanding	10,824	30,056
Additional paid-in capital	1,340,129	944,964
Accumulated deficit	(1,677,040)	(759,950)
Accumulated other comprehensive income	(1)	1,785
TOTAL STOCKHOLDERS' EQUITY	(326,088)	216,855

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,327,793	$ 840,726


FOODVISON.COM, INC.

CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

	Nine Months Ended September 30,
	1999	1998
REVENUES
Beverage and food sales	1,294,453	1,524,795
Other revenues	10,197	498
TOTAL REVENUES	1,304,650	1,525,293

COSTS AND EXPENSES
Cost of goods sold	614,378	507,706
General and administrative expense	1,465,926	1,123,923
Depreciation	69,920	56,821
Amortization	37,035	12,309
Interest	36,362	1,769
TOTAL COSTS AND EXPENSES	2,223,621	1,702,528

NET LOSS	(918,971)	(177,235)

NET LOSS PER COMMON SHARE	(0.08)	(0.01)


FOODVISION.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended September 30,
	1999	1998
REVENUES
Beverage and food sales	469,557	491,195
Other revenues	3,098	498
TOTAL REVENUES	472,655	491,693

COSTS AND EXPENSES
Cost of goods sold	238,155	136,479
General and administrative expense	594,453	394,320
Depreciation	25,310	20,654
Amortization	12,345	12,309
Interest	20,579	6,219
TOTAL COSTS AND EXPENSES	890,842	569,981

NET LOSS	(418,187)	(78,288)

NET LOSS PER COMMON SHARE	(0.04)	(0.00)


FOODVISION.COM, INC

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Nine Months Ended September 30
	1999	1998

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(918,971)	(177,235)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation and amortization	106,955	66,559
Changes in assets
(Increase) in accounts receivable	(4,618)	(1,927)
(Increase) in inventories	(17,250)	(42,109)
(Increase) in deposits and other assets	(17,764)	(7,620)
Changes in liabilities
Increase in accounts payable	141,283	115,053
Increase in accrued expenses	(20,911)	1,234
Increase in other payables	306,818	0
NET CASH (USED BY OPERATING ACTIVITIES	(424,458)	(46,045)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(438,548)	(688,995)
Loans to stockholder	(4,474)	11,936
NET CASH (USED) BY INVESTING ACTIVITIES	(443,022)	(677,058)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from advances from related parties
Collection of subscription receivable	585,000	0
Proceeds from sale of common stock	375,925	656,549
Proceeds from notes payable	34,762	23,415
Repayments of capital lease obligations	(16,935)	10,521
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	978,752	690,485

EFFECT OF EXCHANGE RATES ON CASH	(1,684)	(1,260)

NET INCREASE (DECREASE) IN CASH	109,588	(33,879)

CASH, BEGINNING OF YEAR	44,208	(9,208)

CASH, END OF PERIOD	153,796	(43,086)


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDING SEPTEMBER 30, 1999 (UNAUDITED)

  Nature of business and organization

  Foodvision.com, Inc. (the Company) is a Delaware corporation whose operations consist primarily of operating fast-food and full-service restaurants on the metropolitan Atlanta, Georgia, area through its wholly owned subsidiaries Investco Corporation ("IC") formerly known as Anne Ryan, Inc., Restaurant North Atlanta Inc. ("RNA), Sports Cantina One, Inc. ("SCO"), Sports Cantina Two, Inc. ("SPT"), and Grandma Lee's USA Northpoint, Inc. ("GLUN") and in Ontario Canada through its wholly owned subsidiaries Investco International Management, Inc. ("IIM") d/b/a Hillbilly Shack ("HS").

  Significant Accounting Policies

  The company's financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles and have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

  Principles of consolidation

  The consolidated financial statements include the accounts of the Company and five wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Inventories

  Inventories consist of liquor, wine, beer and food items. Inventories are state at the lower of cost or market determined by the first-in, first-out method.

  Depreciation and amortization

  Property and equipment are stated at cost. Depreciation is provided using an accelerated method for equipment, furniture and fixtures, and vehicles over the assets' estimated useful lives as follows: equipment, furniture and fixtures, seven years; vehicles, five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Equipment under capital lease obligations is being depreciated over the seven-year lease term.

  Intangibles

  Franchise agreements and the AT & T service agreement are amortized over the term of the agreement from 65 months to 120 months. Purchase goodwill is amortized over 65 months. Costs related to the issuance of subordinated debentures are amortized over the one-year life of the debentures.

  Repairs and maintenance

  Repairs and maintenance are charged to expense as incurred. Improvements are capitalized. When assets are retired or otherwise disposed of, appropriate adjustments are made to the related cost and accumulated depreciation accounts and resulting gains and losses are reflected in operations.

  Income taxes

  Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from net operating loss carryforwards and differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to depreciation and net operating loss carry forwards.

  Estimates

  The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from those estimates.

  Cash and cash equivalents

  The Company considers all cash and highly liquid investments, with original maturities of less than ninety days, to be cash and cash equivalents.

  Notes payable

  On June 9, 1999, the Company issued its 3% Series C Senior Subordinated Convertible Redeemable Debentures in the amount of $250,000 with interest only due in monthly installments through June 9, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were subsequently fully converted into 858,432 shares of the Company's common stock, with the final conversion on October 7, 1999.

  On July 19, 1999, the Company issued 3% Series D Senior Subordinated Convertible Redeemable Debentures in the amount of $200,000 with interest only due in monthly installments of interest through July 19, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were subsequently fully converted into 595,587 shares of the Company's common stock with the final conversion on October 13, 1999.

  On September 6, 1999, the Company issued 3% Series E Senior Subordinated Convertible Redeemable Debentures in the amount of $100,000 with interest only due in monthly installments through September 6, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were fully converted into 242,429 shares of the Company's common stock on October 14, 1999.

  On September 21, 1999, the Company issued its 3% Series F Senior Subordinated Convertible Redeemable Debentures to three subscribers, each in the amount of $100,000, with interest at 3% per annum only due in monthly installments of interest through September 21, 2001, at which time a final payment of unpaid principal is due. Each debenture was convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. One Series F debenture was fully converted into 135,881 shares of common stock in October 1999. The balance of Series F Debentures were each modified by an agreement dated November 8, 1999 to change the conversion price to $0.20 per share, and on November 24, 1999 each was converted into 500,000 shares of common stock.

  The Company entered into a short-term loan agreement with Actrade Capital, Inc. for interim working capital during completion of subscription agreement with Complete Development International, Inc. Borrowings under this agreement at September 30, 1999 were $268,950. The Company will eliminate this loan upon the completion of the subscription agreement with Complete Development International, Inc.

  Business Developments

  Restaurant Division

  On April 7, 1999, the Company purchased certain assets of a restaurant known as Broadway Steaks & Fries in Union City, Georgia, for a purchase price of $15,000. Subsequently, the Company closed the restaurant and is considering redevelopment alternatives.

  On April 9, 1999, the Company sold the common stock of Sports Cantina One, Inc. ("SCO"), a wholly-owned subsidiary which was formed to own and operate a restaurant in Stone Mountain, Georgia. However, the purchaser failed to make timely payments on the purchase note and the Company repossessed the restaurant operated by SCO on July 30, 1999. Subsequently, the restaurant was closed.

  In May 1999, the Company opened a new restaurant, Dirty Bird Cafe, in Marietta, Georgia.

  On June 21, 1999, the Company entered into a lease agreement for a second Dirty Bird Cafe location in Marietta, Georgia. The lease agreement provides for monthly base rent payments that escalate over the 62-month term of the lease and percentage rent of 5% of gross receipts. On August 5, 1999, the Company purchased equipment with a purchase price of $42,000 for this restaurant. The restaurant was opened during October 1999.

  Internet Division

  On June 21, 1999, the Company contracted with Arthouse, Inc. to design and construct a food portal web site for a cost of $125,000, payable in four monthly cash payments totaling $102,400, with a final payment of $22,600 payable in shares of the Company's common stock.

  On August 18, 1999, the Company entered into a license agreement with BigCharts, Inc. ("BCI") whereby the Company could display and use BCI's proprietary database of financial and textual information pertinent to public companies. The Company agreed to pay BCI a monthly fee of $1,000 during the agreement's 12-month term. The Company and BCI also agreed to split net advertising revenue generated by the guide equally.

  On August 23, 1999, the Company entered into a license agreement with Culinary Cafe ("CC") whereby the Company could display and use CC's proprietary database of financial, pictorial, and textual information pertinent to the food business. The Company agreed to pay CC a monthly fee of $2,000 during the agreement's 36-month term. The Company and CC also agreed to split net advertising revenue generated by the guide equally when certain conditions are met.

  On September 1, 1999, the Company entered into a license and co-branding agreement with CNN Interactive ("CNN") whereby the parties agreed to establish a co-branded web site accessible via hyperlinks from CNN Food Central. In consideration of the distribution and promotion provided by CNN, the Company agreed to pay the following annual payments over the three-year term of the agreement, commencing on November 1, 1999:

Year 1	$ 900,000
Year 2	$ 1,200,000
Year 3	$ 1,500,000

  Effective October 5, 1999, the Company entered into a license and co-branding agreement with The Restaurant Report, Inc. ("RR") whereby the parties agreed to establish a co-branded web site accessible via hyperlinks from the FoodVision portal. The Company agreed to pay RR a monthly fee of $3,000 in the first year of the three-year term, $4,000 per month in the second year, and $5,000 per month in the third year. In addition, the Company agreed to provide RR with 30,000 shares of restricted stock in annual installments over the three-year term of the agreement as follows: 10,000 shares upon signing, 10,000 shares in year two on the anniversary date, and 10,000 shares in year three on the anniversary date. Under the agreement, the Company retains 100% of the advertising revenue generated by the co-branded site.

  Effective October 6, 1999, the Company entered into a license and co-branding agreement with e.Harvest.com, Inc. ("EH") whereby the parties agreed to establish a co-branded web site accessible via hyperlinks from the FoodVision portal. The Company agreed to provide EH with 30,000 shares of 144 stock in annual installments over the three-year term of the agreement as follows: 10,000 shares upon signing, 10,000 shares in year two on the anniversary date, and 10,000 shares in year three on the anniversary date. Under the agreement, the Company retains 100% of the advertising revenue generated by the co-branded site.

  On October 29, 1999. The Company entered into an agreement with DineCore, Inc. ("DCI") to develop and license an Affiliate Restaurant Guide. The Company and DCI agreed to split net advertising revenue generated by the guide equally during the agreement's twelve-month term.

  Capital Transactions

  From January 4, 1999 through May 17, 1999, the remaining $75,000 of 3% Series B Senior Subordinated Convertible Redeemable Debentures outstanding on December 31, 1998, was fully converted into 111,283 post-reverse split shares of the Company's common stock.

  On November 3, 1999, the Company issued 100,000 restricted shares of its common stock each to Commonwealth Partners, L.P. and Portfolio Investment Strategies Corp. as payment for consulting services and 65,000 free-trading shares of its common stock each to Commonwealth Partners, L.P. and Portfolio Investment Strategies Corp. as payment of commissions due.

  The Company entered into a subscription agreement on November 8, 1999, with Complete Development International, Inc. for the private placement of 750,000 shares of Series A Preferred Stock at $10 per share. Each share shall be convertible into ten shares of common stock. If the price of the common shares of the Company is below $1.00 per share at the conversion date, then the conversion price will equal the previous day's closing price less 20% subject to a minimum conversion price of $0.50 per share. The preferred stock will yield an annual dividend rate of 8% cumulative, payable quarterly.

  On February 4, 1999, the Company entered into a subscription agreement to issue 1,000,000 shares of its common stock to Corporation De Inversiones Cades SRL, pursuant to a consulting agreement, at a price of $0.05 per share.

  On February 26, 1999 and March 4, 1999, the Company entered into subscription agreements to issue a total of 1,000,000 shares of its common stock to Corporation De Inversiones Cades SRL, at a price of $0.05 per share.

  The Company entered into a subscription agreement on March 30, 1999, with Inversiones Comerciales Z & VSA for the private placement of 500,000 shares of common stock at $1 per share. The purchase price was payable by $45,000 in cash upon execution of the agreement and with a note for $455,000. This agreement was terminated in November 1999 due to the subscriber's failure to make timely note payments. A total of 100,000 shares were issued for $100,000 which was paid under the note.

  On June 25, 1999, in consideration for Corporation De Inversiones Cades SRL agreeing to amend its consulting agreement with the Company, the Board of Directors approved the issuance of 400,000 restricted shares of its common stock to Corporation De Inversiones Cades SRL.

  On December 20, 1999, the Company issued 200,000 shares of Common Stock for $10,000 to an individual, accredited investor pursuant to Rule 504.

  Reverse Split

  On January 21, 1999, the Company effected a 1 for 50 reverse stock split, and on January 26, 1999, it effected a 1 for 2 reverse stock split.

  Employee Stock Option Plan

  On January 22, 1999, the Company's Board of Directors approved the adoption of an Employee Stock Option Plan (the "Plan"). The total number of shares of the Company's common stock subject to the Plan shall not exceed 500,000 post-reverse split shares. Options may be granted pursuant to the Plan to directors, corporate officers, employees, and managers of the principal sales, administrative, legal, and staff departments of the Company and its subsidiaries. No option may be granted under the Plan after January 15, 2009, and no option may be granted under the Plan to an employee who immediately after such option is granted owns stock possessing more than 5% of the total combined voting power or value of all classes of stock of the Company. The purchase price per share of common stock purchasable under options granted pursuant to the Plan shall not be less than 100% of fair market value of the common stock at the time the stock is granted. No option granted pursuant to the Plan shall be exercisable after the expiration of ten years from the date the option is first granted.

  Stock and Warrants Issued to Officers and Employees

The Company granted warrants to purchase 937,500 post-reverse split shares of common stock on January 22, 1999, to two officers, legal counsel, and a director with an exercise price of $0.75 per share based on the closing bid for the Company's common stock on that date. The warrants are exercisable at any time until five years from the date of issuance.

The Company entered into subscription agreements on January 29, 1999, with two officers of the Company for the issuance of 3,000,000 shares of common stock to each as an employment incentive. The shares fully vest two years from the date of the agreement .

On April 15, 1999, the Company granted stock warrants for the purchase of 10,000 shares of the Company's common stock at an exercise price of $0.80 per share. The warrants are exercisable until October 15, 2000.

The Company granted warrants to purchase 2,000,000 shares of common stock on July 8, 1999, to two directors with an exercise price of $0.4375 per share based on the closing bid for the Company's common stock on that date. The warrants are exercisable at any time for five years from the date of issuance.

The Company granted warrants to purchase 10,000,000 shares of common stock on August 4, 1999, to two officers with an exercise price of $0.4375 per share based on the closing bid for the Company's common stock on that date. The warrants are exercisable at any time until five years from the date of issuance.

On August 16, 1999, the Company granted stock warrants for the purchase of 50,000 shares of the Company's common stock at an exercise price of $0.41 per share. The warrants are exercisable at any time until August 16, 2000.

The Company granted warrants to purchase 200,000 shares of common stock on August 31, 1999, to an employee of the Company, who is also a relative of an officer, with an exercise price of $0.375 per share based on the closing bid for the Company's common stock on that date. The warrants shall be exercisable at any time for five years from the date of issuance.